Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for October 2026

Passenger traffic increased year on year by 4.8% in Puerto Rico, 2.8% in Colombia, 0.9% in Brazil, and 0.2% in Ecuador, offset by decreases of 5.4% in Mexico, 6.6% Costa Rica, and 3.5% in Curazao

Mexico City, November 5, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading airport operator across the Americas, today announced that total passenger traffic for October 2026 reached 9.3 million passengers, a decline of 0.9% compared to October 2025.

In Colombia, domestic and international traffic increased 1.8% and 6.2%, respectively. In Puerto Rico, a 6.2% increase in domestic traffic was partially offset by a 3.0% decrease in international traffic. Brazil experienced a 1.0% increase in domestic passenger traffic, partially offset by a 3.5% decrease in international traffic. In Ecuador, a 5.9% increase in international traffic was practically offset by a 4.9% decline in domestic traffic.

Mexico experienced decreases in domestic and international traffic of 3.7% and 7.6%, respectively. In Costa Rica, a 6.9% increase in domestic passengers was more than offset by a 6.8% decrease in international traffic , while in Curazao, domestic traffic increased 16.8% while international traffic decreased 9.1%.

All figures in this statement reflect comparisons between the period from October 1 to 31, 2026, and from October 1 to 31, 2025. Passengers in transit and general aviation are excluded for Mexico and Colombia, Brazil, Costa Rica, Ecuador, and Curazao only.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2025	2026		2025	2026
Mexico	2,962,147	2,801,399	(5.4)	33,443,544	32,335,518	(3.3)
Domestic Traffic	1,657,685	1,596,543	(3.7)	16,336,251	16,235,737	(0.6)
International Traffic	1,304,462	1,204,856	(7.6)	17,107,293	16,099,781	(5.9)
Brazil and Others	4,045,244	4,037,804	(0.2)	7,917,576	7,962,774	0.6
Domestic Traffic	3,200,709	3,224,673	0.7	6,189,422	6,296,380	1.7
International Traffic	844,535	813,131	(3.7)	1,728,154	1,666,394	(3.6)
San Juan, Puerto Rico	855,798	897,121	4.8	11,399,130	11,129,777	(2.4)
Domestic Traffic	729,237	774,301	6.2	9,949,889	9,707,001	(2.4)
International Traffic	126,561	122,820	(3.0)	1,449,241	1,422,776	(1.8)
Colombia	1,503,803	1,546,129	2.8	14,139,199	15,005,505	6.1
Domestic Traffic	1,168,412	1,189,976	1.8	10,799,735	11,542,874	6.9
International Traffic	335,391	356,153	6.2	3,339,464	3,462,631	3.7
Total Traffic	9,366,992	9,282,453	(0.9)	66,899,449	66,433,574	(0.7)
Domestic Traffic	6,756,043	6,785,493	0.4	43,275,297	43,781,992	1.2
International Traffic	2,610,949	2,496,960	(4.4)	23,624,152	22,651,582	(4.1)

ASUR Page 1 of 4

Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,657,685	1,596,543	(3.7)	16,336,251	16,235,737	(0.6)
CUN	Cancun	835,494	793,337	(5.0)	8,293,484	7,896,613	(4.8)
CZM	Cozumel	22,169	21,518	(2.9)	219,320	222,811	1.6
HUX	Huatulco	50,824	49,233	(3.1)	547,373	535,591	(2.2)
MID	Merida	302,046	299,199	(0.9)	2,883,772	3,039,013	5.4
MTT	Minatitlan	11,840	11,229	(5.2)	126,128	113,167	(10.3)
OAX	Oaxaca	136,458	130,656	(4.3)	1,309,834	1,308,010	(0.1)
TAP	Tapachula	36,625	38,830	6.0	408,449	423,577	3.7
VER	Veracruz	150,540	139,916	(7.1)	1,406,548	1,479,967	5.2
VSA	Villahermosa	111,689	112,625	0.8	1,141,343	1,216,988	6.6
International Traffic		1,304,462	1,204,856	(7.6)	17,107,293	16,099,781	(5.9)
CUN	Cancun	1,215,159	1,100,099	(9.5)	15,954,026	14,879,481	(6.7)
CZM	Cozumel	19,205	18,641	(2.9)	314,572	303,852	(3.4)
HUX	Huatulco	1,877	3,162	68.5	103,254	116,282	12.6
MID	Merida	28,279	33,043	16.8	323,027	343,902	6.5
MTT	Minatitlan	527	653	23.9	6,135	7,269	18.5
OAX	Oaxaca	22,067	21,849	(1.0)	219,563	196,823	(10.4)
TAP	Tapachula	1,669	6,600	295.4	20,043	48,748	143.2
VER	Veracruz	12,604	12,639	0.3	128,014	136,428	6.6
VSA	Villahermosa	3,075	8,170	165.7	38,659	66,996	73.3
Traffic Total Mexico		2,962,147	2,801,399	(5.4)	33,443,544	32,335,518	(3.3)
CUN	Cancun	2,050,653	1,893,436	(7.7)	24,247,510	22,776,094	(6.1)
CZM	Cozumel	41,374	40,159	(2.9)	533,892	526,663	(1.4)
HUX	Huatulco	52,701	52,395	(0.6)	650,627	651,873	0.2
MID	Merida	330,325	332,242	0.6	3,206,799	3,382,915	5.5
MTT	Minatitlan	12,367	11,882	(3.9)	132,263	120,436	(8.9)
OAX	Oaxaca	158,525	152,505	(3.8)	1,529,397	1,504,833	(1.6)
TAP	Tapachula	38,294	45,430	18.6	428,492	472,325	10.2
VER	Veracruz	163,144	152,555	(6.5)	1,534,562	1,616,395	5.3
VSA	Villahermosa	114,764	120,795	5.3	1,180,002	1,283,984	8.8

ASUR Page 2 of 4

Brazil and Others Passenger Traffic
		October		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Total Domestic Traffic		3,200,709	3,224,673	0.7	6,189,422	6,296,380	1.7
Others		287,694	283,105	(1.6)	521,361	519,306	(0.4)
	San Jose, Costa Rica	5,538	5,922	6.9	12,719	14,274	12.2
	Curazao	40,973	47,848	16.8	52,767	60,695	15.0
	Quito, Ecuador	241,183	229,335	(4.9)	455,875	444,337	(2.5)
Brazil		2,913,015	2,941,568	1.0	5,668,061	5,777,074	1.9
BHA	Belo Horizonte	1,137,801	1,151,902	1.2	2,214,493	2,228,595	0.6
PLU	Pampulha	-	-	-	-	-	-
South Block		1,057,478	1,063,738	0.6	2,025,101	2,092,782	3.3
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	519,539	500,161	(3.7)	1,019,583	988,066	(3.1)
IGU	Foz do Iguacu	201,968	244,531	21.1	380,511	475,307	24.9
JOI	Joinvile	48,334	46,131	(4.6)	94,993	88,611	(6.7)
LDB	Londrina	61,417	67,890	10.5	115,894	134,654	16.2
NVT	Navegantes	216,610	196,231	(9.4)	395,773	389,805	(1.5)
PET	Pelotas	7,550	7,475	(1.0)	14,577	14,051	(3.6)
URG	Uruguaiana	2,060	1,319	(36.0)	3,770	2,288	(39.3)
Central Block		717,736	725,928	1.1	1,428,467	1,455,697	1.9
GYN	Goiana	338,181	307,434	(9.1)	667,794	609,881	(8.7)
IMP	Imperatriz	30,096	28,254	(6.1)	60,095	55,741	(7.2)
PMW	Palmas	61,776	69,314	12.2	123,637	138,938	12.4
PNZ	Petrolina	41,559	52,874	27.2	78,143	103,679	32.7
SLZ	Sao Luis	156,268	158,146	1.2	321,202	335,686	4.5
THE	Teresina	89,856	109,906	22.3	177,596	211,772	19.2
Total International Traffic		844,535	813,131	(3.7)	1,728,154	1,666,394	(3.6)
Others		784,242	754,940	(3.7)	1,602,902	1,550,740	(3.3)
	San Jose, Costa Rica	419,476	391,024	(6.8)	843,436	787,700	(6.6)
	Curazao	148,376	134,823	(9.1)	321,520	305,279	(5.1)
	Quito, Ecuador	216,390	229,093	5.9	437,946	457,761	4.5
Brazil		60,293	58,191	(3.5)	125,252	115,654	(7.7)
BHA	Belo Horizonte	44,101	38,483	(12.7)	89,939	76,507	(14.9)
PLU	Pampulha	-	-	-	-	-	-
South Block		16,192	19,254	18.9	35,313	38,693	9.6
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	13,540	16,404	21.2	29,303	31,951	9.0
IGU	Foz do Iguacu	2,652	2,850	7.5	6,010	6,742	12.2
JOI	Joinvile	-	-	-	-	-	-
LDB	Londrina	-	-	-	-	-	-
NVT	Navegantes	-	-	-	-	-	-
PET	Pelotas	-	-	-	-	-	-
URG	Uruguaiana	-	-	-	-	-	-
Central Block		-	454	-	-	454	-
GYN	Goiana	-	-	-	-	-	-
IMP	Imperatriz	-	-	-	-	-	-
PMW	Palmas	-	-	-	-	-	-
PNZ	Petrolina	-	-	-	-	-	-
SLZ	Sao Luis	-	454	-	-	454	-
THE	Teresina	-	-	-	-	-	-
Traffic Total Brazil and Others		4,045,244	4,037,804	(0.2)	7,917,576	7,962,774	0.6
Others		1,071,936	1,038,045	(3.2)	2,124,263	2,070,046	(2.6)
	San Jose, Costa Rica	425,014	396,946	(6.6)	856,155	801,974	(6.3)
	Curazao	189,349	182,671	(3.5)	374,287	365,974	(2.2)
	Quito, Ecuador	457,573	458,428	0.2	893,821	902,098	0.9
Brazil		2,973,308	2,999,759	0.9	5,793,313	5,892,728	1.7
BHA	Belo Horizonte	1,181,902	1,190,385	0.7	2,304,432	2,305,102	0.0
PLU	Pampulha	-	-	-	-	-	-
South Block		1,073,670	1,082,992	0.9	2,060,414	2,131,475	3.4
BHF	Bacacheri	-	-	-	-	-	-
BGX	Bagé	-	-	-	-	-	-
CWB	Curitiba	533,079	516,565	(3.1)	1,048,886	1,020,017	(2.8)
IGU	Foz do Iguacu	204,620	247,381	20.9	386,521	482,049	24.7
JOI	Joinvile	48,334	46,131	(4.6)	94,993	88,611	(6.7)
LDB	Londrina	61,417	67,890	10.5	115,894	134,654	16.2
NVT	Navegantes	216,610	196,231	(9.4)	395,773	389,805	(1.5)
PET	Pelotas	7,550	7,475	(1.0)	14,577	14,051	(3.6)
URG	Uruguaiana	2,060	1,319	(36.0)	3,770	2,288	(39.3)
Central Block		717,736	726,382	1.2	1,428,467	1,456,151	1.9
GYN	Goiana	338,181	307,434	(9.1)	667,794	609,881	(8.7)
IMP	Imperatriz	30,096	28,254	(6.1)	60,095	55,741	(7.2)
PMW	Palmas	61,776	69,314	12.2	123,637	138,938	12.4
PNZ	Petrolina	41,559	52,874	27.2	78,143	103,679	32.7
SLZ	Sao Luis	156,268	158,600	1.5	321,202	336,140	4.7
THE	Teresina	89,856	109,906	22.3	177,596	211,772	19.2

ASUR Page 3 of 4

US Passenger Traffic, San Juan Airport (LMM)
	October		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	855,798	897,121	4.8	11,399,130	11,129,777	(2.4)
Domestic Traffic	729,237	774,301	6.2	9,949,889	9,707,001	(2.4)
International Traffic	126,561	122,820	(3.0)	1,449,241	1,422,776	(1.8)

Colombia Passenger Traffic
		October		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,168,412	1,189,976	1.8	10,799,735	11,542,874	6.9
MDE	Rionegro	881,315	886,067	0.5	8,164,692	8,680,902	6.3
EOH	Medellin	106,084	113,692	7.2	995,402	1,007,583	1.2
MTR	Monteria	123,566	139,447	12.9	1,150,424	1,365,811	18.7
APO	Carepa	17,411	15,483	(11.1)	150,434	151,923	1.0
UIB	Quibdo	34,495	32,788	(4.9)	293,484	312,971	6.6
CZU	Corozal	5,541	2,499	(54.9)	45,299	23,684	(47.7)
International Traffic		335,391	356,153	6.2	3,339,464	3,462,631	3.7
MDE	Rionegro	335,391	356,153	6.2	3,339,464	3,462,536	3.7
EOH	Medellin
MTR	Monteria	-			-	95	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,503,803	1,546,129	2.8	14,139,199	15,005,505	6.1
MDE	Rionegro	1,216,706	1,242,220	2.1	11,504,156	12,143,438	5.6
EOH	Medellin	106,084	113,692	7.2	995,402	1,007,583	1.2
MTR	Monteria	123,566	139,447	12.9	1,150,424	1,365,906	18.7
APO	Carepa	17,411	15,483	(11.1)	150,434	151,923	1.0
UIB	Quibdo	34,495	32,788	(4.9)	293,484	312,971	6.6
CZU	Corozal	5,541	2,499	(54.9)	45,299	23,684	(47.7)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a diversified portfolio of 36 airport concessions across the Americas and a commercial services platform in the U.S.

ASUR operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; and six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. The Company also holds a controlling interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently acquired 100% of CPC Aeroporto's stake to operate 17 airports in Brazil, Latin America’s largest aviation market by passenger traffic, as well as one airport each in Costa Rica, Curazao, and Ecuador.

ASUR also operates a commercial services platform in the U.S. through ASUR Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

- END -

ASUR Page 4 of 4